Mail Stop 4561

September 17, 2008

Mr. Albert Hernandez
Chief Executive Officer
SkyPostal Networks, Inc.
7805 NW 15th Street
Miami, FL 33126

       Re: SkyPostal Networks, Inc.
            Form 10-KSB/A For the Year Ended December 31, 2007
            Filed on September 12, 2008
            File No. 000-52137

Dear Mr. Hernandez:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 22, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures

1.   Your disclosures continue to address only disclosure controls and procedures and do not address your evaluation and conclusions as to the effectiveness of your internal control over financial reporting. Please note that these represent two distinct types of controls requiring independent assessments and disclosures pursuant to Items 307 and 308T of Regulation S-B, respectively. Amend your filing to include the disclosures required by Item 308T(a) of Regulation S-B. Specifically, you should amend your filing to include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting, identify the framework used to evaluate the effectiveness of your internal controls over financial reporting and provide a conclusion regarding the effectiveness of your internal controls over financial reporting as of December 31, 2007.

Other

2.   As previously requested, in connection with responding to our comments, the company should provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant